August 30, 2005

United States Securities and Exchange Commission
100 First Street, N.E.
Washington, D.C. 20549

Re:  US Physical Therapy, Inc
     Form 10-K for the Fiscal Year Ended December 31, 2004
     Filed March 16, 2005
     File No. 001-11151

Dear Mr. Rosenberg:

In response to your letter dated August 18, 2005, please see the following replies to your questions. To assist you with your review, we have preceded each of our responses with the relative comment.

Furthermore, we acknowledge the company is responsible for the adequacy and accuracy of the disclosure in the filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Item 1: Business, page 3
------------------------
Sources of Revenue, page 8
--------------------------

Comment- 1. Please provide us the following information in disclosure-type format to help us evaluate the adequacy of your disclosure.

         a. State if your billing system generates contractual adjustments based on fee schedules for the patient's insurance plan for each patient encounter or if an estimate of contractual allowances is made.

         b. Disclose your policy for collecting co-payments.

Response to Comment 1 -
1.a. Our billing system does not generate contractual adjustments based on fee schedules for the patient's insurance plan for each patient encounter. Instead, as stated in our Revenue Recognition policy on page 36, we estimate contractual adjustments based on the terms of payor contracts and historical collection and write-off experience.

Mr. Jim B. Rosenberg
United States Securities and Exchange Commission
August 30, 2005
Page 2

Response to Comment 1 (continued) -
1.b. Our policy is to collect co-payments from patients during the period that services are provided.

Item 7. Management Discussion and Analysis of Financial Condition and Results of
--------------------------------------------------------------------------------
Operations, page 16
-------------------
Critical Accounting Policies, page 16
-------------------------------------

Comment - 2. Please provide us the following information in disclosure-type format to help us evaluate the adequacy of your disclosure.

         a. For each period presented, quantify the amount of changes in estimates of prior period contractual adjustments that you recorded during the current period. For example for 2004, this amount would represent the amount of the difference between estimates of contractual adjustments for services provided in 2003 and the amount of the new estimate or settlement amount that was recorded during 2003.

         b. Quantify the reasonably possible effects that a change in estimate of unsettled amounts from 3rd party payors as of the latest balance sheet date could have on financial position and operations.

         c. Provide in a comparative tabular format, the payor mix concentrations and related aging of accounts receivable. The aging schedule may be based on management's own reporting criteria (i.e. unbilled, less than 30 days, 30 to 60 days etc.) or some other reasonable presentation. At a minimum, the information should indicate the past due amounts and a breakdown by payor classification (i.e. Medicare, Medicaid, Managed care and other, and Self- pay). We would expect Self-pay to be separately classified from any other grouping. Include whether or not your billing system has the capacity to provide an aging schedule of your receivables, and if not, clarify how this affects your ability to estimate your allowance for bad debts.

         d. If you have amounts that are pending approval from third party payors (i.e. Medicaid Pending), provide the balances of such amounts, where they have been classified in your aging buckets, and what payor classification they have been grouped with. If amounts are classified outside of self-pay, provide why this classification is appropriate, and disclose the historical percentage of amounts that get reclassified into self-pay.

Mr. Jim B. Rosenberg
United States Securities and Exchange Commission
August 30, 2005
Page 3

Response to Comment 2 -
2.a. Our billing and collections system is decentralized at the clinic level. It does not have the functionality to automatically provide the change in the estimated contractual adjustments compared to the new estimate or settlement amount. An analysis prepared by management shows a less than 1% difference between reported net patient revenues and cash collections (staggered for receivables average aging) over a trailing 12 month period. For the year ending December 31, 2004, cash collections exceeded reported net patient revenues by approximately 0.6% which suggests our contractual reserve estimates are reasonable.

2.b. A decrease of 1% in the collectability rate would reduce the net realizable value of accounts receivable and net revenues by approximately $379,000 at December 31, 2004.


2.c.     (In thousands)
     ---------------------------- ------------ ------------- ----------- ----------- ----------- -----------
              Payor Mix             Current       31-60        61-90       91-120       120+       Total
     ---------------------------- ------------ ------------- ----------- ----------- ----------- -----------
      Managed Care/ Commercial
            Health Plans               $4,184        $1,549        $786        $496      $1,770      $8,785
     ---------------------------- ------------ ------------- ----------- ----------- ----------- -----------
              Medicare                  1,829           627         366         226       1,078       4,126
     ---------------------------- ------------ ------------- ----------- ----------- ----------- -----------
              Medicaid                     33            17           9           7          24          90
     ---------------------------- ------------ ------------- ----------- ----------- ----------- -----------
        Workers Compensation            1,713           835         319         180         631       3,678
     ---------------------------- ------------ ------------- ----------- ----------- ----------- -----------
              Self-pay                    141            60          80          95         675       1,051
     ---------------------------- ------------ ------------- ----------- ----------- ----------- -----------
                Other                     376           262         166         129       1,452       2,385
     ---------------------------- ------------ ------------- ----------- ----------- ----------- -----------
               Totals                  $8,276        $3,350      $1,726      $1,133      $5,630     $20,115
     ---------------------------- ============ ============= =========== =========== =========== ===========


         As disclosed above, our system has the capability to provide an aging schedule of our receivables.

2.d. Generally, all payors have to approve submitted claims before they process them and remit payment with the exception of self-pay and litigation claims. Outstanding litigation claims are included in the "Other" category. Historically, 5.4% of balances get reclassified into self-pay from other categories (primarily Managed Care, Medicare and other) after all expected payments are received from third party payors.

Mr. Jim B. Rosenberg
United States Securities and Exchange Commission
August 30, 2005
Page 4

Results of Operations, page 18
------------------------------
Fiscal Year 2004 Compared to Fiscal 2003, 18
--------------------------------------------
Clinic Operating Costs - - Provision for Doubtful Accounts, page 19
-------------------------------------------------------------------

Comment 3 - . Please tell us the day's sales outstanding for December 31, 2004. If it had changed significantly from 68 days at December 31, 2003, please also tell us the reasons for the change.

Response to Comment 3 -
The accounts receivable days outstanding decreased to 60 days at December 31, 2004 as compared to 68 days at December 31, 2003. The decrease is primarily attributable to an increase in the number of accounts being billed electronically thereby shortening the collection period and a concentrated effort by management to collect or write-off older receivables. The amount of receivables written off in 2004 was $2,294,000 as compared to $1,755,000 in 2003.

Liquidity and Capital Resources, page 22
----------------------------------------

Comment 4 - Please tell us, in disclosure-type format, the steps you take in collecting accounts receivable and your policy with respect to determining when a receivable is recorded as a bad debt and when a write off is recorded. Clarify the threshold (amount and age) for account balance write-offs.


Response to Comment 4 -
The Company makes reasonable and appropriate efforts to collect its accounts receivable, including deductible and co-payment amounts, in a consistent manner for all payor types. Claims are submitted to payors daily, weekly or monthly in accordance with our policy or payor's requirements and, when applicable, we submit our claims electronically. The collection process is time consuming and typically involves the submission of claims to multiple payors whose payment of claims may be dependent upon the payment of another payor. When all reasonable internal collection efforts have been exhausted, accounts are written off prior to sending to outside collection firms. On most account types this happens after 120 days.

Mr. Jim B. Rosenberg
United States Securities and Exchange Commission
August 30, 2005
Page 5

Item 8. Financial Statements and Supplementary Data, page 26
------------------------------------------------------------
Notes to Consolidated Financial Statements, page 35
---------------------------------------------------
1. Organization, Nature of Operations and Basis of Presentation, page 35
------------------------------------------------------------------------

Comment 5 - Please refer to your consolidation policy described in the third paragraph and provide us, in disclosure-type format, your policy for accounting for the clinics that operate under profit sharing arrangements with therapists that you describe in the first paragraph on page 3 of the filing. Further, explain to us, in disclosure- type format, the nature of line item "management contract revenues" on your statement of income and your policy for accounting for these arrangements and recognizing revenue.

Response to Comment 5 -
For wholly-owned subsidiary clinics with profit sharing arrangements, an appropriate accrual is recorded for the amount of profit sharing due the clinic partners. The amount is expensed as compensation and included in - Clinic operating costs - Salaries and related costs. The respective liability is included in accrued expenses on the balance sheet. Wholly-owned subsidiaries are consolidated and all significant intercompany transactions and balances are eliminated.

Management contract revenues are derived from contractual arrangements whereby we manage a clinic for third party owners. We do not have any ownership interest in these clinics. Typically, revenues are determined based on the number of visits conducted at the clinic and recognized when services are performed. Costs, typically salaries for the Company's employees, are recorded when incurred.

2. Significant Accounting Policies, page 35
-------------------------------------------
Goodwill, page 36
-----------------

Comment 6 - Please tell us to what "reporting segment units" refers and how it complies with FAS 142 that requires the use of "reporting unit". Further clarify for us, in disclosure-type format, whether your impairment test is performed for each "reporting segment unit" or in the aggregate for all "reporting segment units". If the latter, please tell us how your policy complies with FAS 142.


Response to Comment 6 -
Historically, goodwill, which represents the excess of costs over the fair value of the acquired business assets, has been derived from the purchase of some or all of a particular local management's equity interest in an existing clinic.

A reporting segment unit refers to the acquired interest of a single clinic or group of clinics ("Clinic Partnership") managed by the same local management. Local management typically continues to manage the acquired Clinic Partnership

Mr. Jim B. Rosenberg
United States Securities and Exchange Commission
August 30, 2005
Page 6

Response to Comment 6 (continued) -
on behalf of the Company . For each Clinic Partnership, we maintain discrete financial information and both corporate and local management regularly review the operating results of such Clinic Partnership. For each purchase of the equity interest in such Clinic Partnership, goodwill, if deemed appropriate, is assigned to the respective Clinic Partnership. In accordance with Statement of Financial Accounting Standards No. 142 (as Amended) - Goodwill and Other Intangible Assets, goodwill for each Clinic Partnership is assessed for impairment annually and/or upon the occurrence of certain events which may indicate possible impairment. Goodwill for a reporting segment is written down to fair value if determined to be impaired.

Minority Interests, page 36
---------------------------

Comment 7 - Please provide us your accounting analysis in which you have determined that it is appropriate to account for minority interest under EITF 00-23 as compensation in the statement of net income and as undistributed earnings in the balance sheet. Provide reference to specific paragraphs in your response.


Response to Comment 7 -
Currently, in the majority of the Company's partnership agreements, the therapist partner begins with a 20% profit interest in his or her clinic partnership, which increases by 3% at the end of each year thereafter up to a maximum of 35%. The therapist partner typically contributes $350 for such interest. In addition, the therapist partner is not held liable for any funds advanced to the clinic partnership during its initial operating period, however, the therapist partners will not begin receiving distributions until after the respective clinic partnership has paid its debt and is generating additional cash.

We reviewed EITF 00-23 with our auditors at the time of its issuance and determined that the profits interests held by the Minority Interest Limited Partners, who are also salaried employees (See paragraph 215 of EITF 00-23), are, in substance, compensation plans or profit-sharing arrangements because the Minority Interest Limited Partners obtained their partnership interests for essentially no consideration and at very little risk. These profits interests should, based on their substance, be accounted for as compensation expense (See paragraph 218 of EITF 00-23). Accordingly, the Company accounts for any partnership agreement entered into or materially modified after January 18, 2001, as follows:

Mr. Jim B. Rosenberg
United States Securities and Exchange Commission
August 30, 2005
Page 7

Response to Comment 7 (continued) -
     - The Company records any profits interests held by the Minority Interest Limited Partner as compensation expense rather than as minority interest in earnings;
     -   Any   undistributed   earnings  are  classified  as  other   long-term
         liabilities whereas any undistributed earnings for partnerships entered into prior to January 18, 2001, are included in the line item Minority Interests in Subsidiary Limited Partnerships.

We trust that this information will be of assistance. Please contact the undersigned at (713) 297- 7021 with any questions.


Sincerely,



Lawrance McAfee
Chief Financial Officer

LM/DR